

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

Mr. Jose Christopher G. Imperial
President
ERE Management, Inc.
8275 Southern Eastern Avenue, Suite 200
Las Vegas, NV 89123

   **Re: ERE Management, Inc.**
      **Form 8-K**
      **Filed December 17, 2010**
      **File No. 000-52929**

Dear Mr. Imperial:

   We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

         Sincerely,


         Jaime G. John
         Staff Accountant